Exhibit 99.1

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Snow Lake Lithium Announces First Results from its Winter Drilling Campaign

●	First results delivered for 3 of the 40 active drill holes
●	Intercept TBL-027 of 1.49% LiO2 over 34.5 meters
●	Intercept TBL-025 of 1.52% LiO2 over 18.0 meters located close to surface
●	Spring drilling program continuing with helicopter support
●	Thompson Brothers Strike extended to 1.2 kilometers on strike and remains open
●	Drill holes extend 500 meters and remains open at depth; approximately 6,000 meters drilled during the winter drilling program

MANITOBA, CAN, May 02, 2022 — Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”), a lithium resource committed to operating the world’s first fully electric lithium mine, today is pleased to provide first results of its winter drilling program in the northeast extension of its Thompson Brothers (TBL) Spodumene Pegmatite deposit located in Northwest Manitoba. These results represent only the first 3 holes of the 40 total holes that Snow Lake has submitted for analysis. The Company remains steadfast in its ongoing initiatives to accelerate the turnaround time for assay results.

The best intercept came from TBL-027 with an intersection of 1.49% LiO2 over 34.5 m. In addition, hole TBL-025 returned an intercept of 1.52% Li2O over 18.0 m located close to surface. The other holes completed to date demonstrate the “pinch and swell” character of the crystallization on the northeast extension of the TBL deposit. The deep undercut intercept in TBL-029, we believe, contains up to 20% spodumene, but analysis of these core sample results is still pending (See Table 1.0, Figure 1.0 and 2.0).

The Thompson Brothers dyke appears to extend beyond depths of 500 meters. Additional drilling will be required to continue defining the deposit along strike to the northeast. As previously released (January 31, 2022 – Snow Lake Extends Strike By 10% in First Hole of Winter Drilling Campaign), we believe that the northeast extension of our TBL deposit is very promising for the location of a future open pit to start the mining of our Thompson Brothers resource.

CEO Philip Gross commented on the results, “The first three holes, while only representing a fraction of our sample submissions to date, are incredibly significant in that they validate the identification of our outside targets that will be amenable to an open pit starter strategy. This will facilitate the development of a commercial mining operation with a substantially improved capex while we continue to extend our lithium resource. Once all the results are available, we will be able to update the resource accordingly. In the meantime, our spring drilling program is continuing with helicopter support and we are very encouraged with the results to date. Like the rest of the mining industry, we are suffering the frustration of a very busy mining season and the resulting laboratory backlog. We are doing everything possible to expedite the results from our successful drilling campaign and update the market accordingly. We continue to focus on achieving our stated milestones and accelerating our progress to become North America’s first fully renewable and fully electric lithium mine in full commercial production.”

www.SnowLakeLithium.com
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242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

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Host Rock - The TBL dyke cross cuts rocks of the Missi Group (1.85-1.83 Ga), which are dominantly sedimentary rocks consisting of heterolithic conglomerates, greywackes and sandstones. There are occasional basaltic to andesitic dykes and sills within the assemblage seen in the drill core. The greywackes are typically composed of fine-grained quartz and biotite, while the conglomerate matrix is composed of biotite, actinolite, chlorite and small (2-3 mm) garnets. The mineral assemblage is typical for upper greenschist to lower amphibolite metamorphic facies rocks.

Crystalized Pegmatite - The TBL pegmatite dyke TB-1 strikes 040° and dips about 85° SE, cross cutting the rocks of the Missi Group. The mineralogy of the dyke is typical for Lithium bearing pegmatite dykes, and consists of potassic or albitic feldspars, quartz, muscovite and to a lesser extent biotite, tourmaline and rare garnets and very rare beryl. The lithium bearing mineral is Spodumene, which varies considerably in both grain size and distribution within the dyke. Spodumene crystals can vary in size from 1 cm to over 10+ cm in size. The distribution of the crystals within the dyke intersections is sporadic, with some sections containing up to 25 to 30 percent Spodumene, and other sections that are Spodumene poor to barren, suggesting multiple pulses of fluids and crystal mush from the parent granitic magma. The mineralogy and mineral zonation of the dyke(s) will be the subject of further study in the coming months.

Analytical - Half core samples are sent to the SGS Lakefield laboratory in Ontario for analysis. Core samples are initially crushed to a size of -12.7 mm, then fragmented to 75% passing 2mm and eventually extruded into a 250 g pulp that is pulverized to 85% passing 75 microns. Samples are sodium peroxide fused and run on ICP-AES and/or ICP- MS generating 56 element analyses.

www.SnowLakeLithium.com
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242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

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Qualified Person Statement - The information in this news release was compiled and reviewed by Dale Schultz, a Qualified Person as defined by SEC’s S-K 1300 rules for mineral deposit disclosure, and a Professional Geoscientist (P.Geo.) who is a registered member of the ‘Engineer and Geosciences of Manitoba’ (no. 24846), a ‘Recognized Professional Organization’ (RPO). Mr. Dale Schultz is the Project Manager and VP of Resource Development at the Snow Lake Lithium Project and has sufficient experience relevant to the crystallization of LCT type pegmatite deposits under evaluation. .

Hole_ID	From	To	LiO2 (%)	Width (m)
TBL-025	21.00	39.00	1.52	18.00
TBL-026	63.64	65.00	0.85	1.36
TBL-027	233.00	267.50	1.49	300

Table 1.0 – List of Intercept cited in the Release

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242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

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Figure 1 – Plan View Map showing Section line 1600

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242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

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Figure 2 – Cross Section 1600 illustrating holes listed in the Release.

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242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

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Hole_ID	UTM X	UTM Y	Depth	Azimuth	Dip
TBL-025	6078796.60	454532.564	209.00	300	-45
TBL-026	6078796.20	454533.095	164.00	300	-70
TBL-027	6078775.82	454596.272	347.00	300	-75

NAD83 - UTM Zone 14 - DGPS

Table 2.0 – UTM Location, Azimuth and Dip of DDH listed in the Release.

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242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

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Holle _ID	From	To	Sample #	Rock code	LiO2 (%)	Width (m)
TBL-025	21.00	22.50	178106	SPG	1.06	1.50
TBL-025	22.50	24.00	178107	SPG	1.41	1.50
TBL-025	24.00	25.50	178108	SPG	1.62	1.50
TBL-025	25.50	27.00	178110	SPG	1.61	1.50
TBL-025	27.00	28.50	178111	SPG	1.02	1.50
TBL-025	28.50	30.00	178112	SPG	1.92	1.50
TBL-025	30.00	31.50	178113	SPG	1.65	1.50
TBL-025	31.50	33.00	178115	SPG	2.01	1.50
TBL-025	33.00	34.50	178116	SPG	1.70	1.50
TBL-025	34.50	36.00	178117	SPG	1.62	1.50
TBL-025	36.00	37.50	178119	SPG	1.42	1.50
TBL-025	37.50	39.00	178120	SPG	1.19	1.50
TBL-026	63.64	65.00	178154	SPG	0.85	1.36
TBL-027	233.00	234.50	178175	SPG	1.32	1.50
TBL-027	234.50	236.00	178176	SPG	1.57	1.50
TBL-027	236.00	237.50	178177	SPG	1.53	1.50
TBL-027	237.50	239.00	178179	SPG	1.42	1.50
TBL-027	239.00	240.50	178180	SPG	1.48	1.50
TBL-027	240.50	242.00	178181	SPG	1.46	1.50
TBL-027	242.00	243.50	178182	SPG	1.26	1.50
TBL-027	243.50	245.00	178183	SPG	1.62	1.50
TBL-027	245.00	246.50	178185	SPG	1.58	1.50
TBL-027	246.50	248.00	178186	SPG	1.17	1.50
TBL-027	248.00	249.50	178187	SPG	1.49	1.50
TBL-027	249.50	251.00	178188	SPG	1.64	1.50
TBL-027	251.00	252.50	178189	SPG	1.65	1.50
TBL-027	252.50	254.00	178190	SPG	1.64	1.50
TBL-027	254.00	255.50	178192	SPG	1.77	1.50
TBL-027	255.50	257.00	178193	SPG	1.87	1.50
TBL-027	257.00	258.50	178195	SPG	2.07	1.50
TBL-027	258.50	260.00	178196	SPG	1.27	1.50
TBL-027	260.00	261.50	178197	SPG	1.13	1.50
TBL-027	261.50	263.00	178198	SPG	1.13	1.50
TBL-027	263.00	264.50	178199	SPG	1.28	1.50
TBL-027	264.50	266.00	178200	SPG	1.57	1.50
TBL-027	266.00	267.50	178201	SPG	1.43	1.50

Table 3.0 – List of significant LiO2 samples for the DDH listed in the Release

www.SnowLakeLithium.com
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242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

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About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Our wholly owned Thompson Brothers Lithium Project covers a 55,318-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds and expected closing. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to our public offering filed with the Securities and Exchange Commission and other filings and reports that we file with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

www.SnowLakeLithium.com
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242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

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www.SnowLakeLithium.com
Legal Address		Mailing Address

242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8